Exhibit 99.1
Company Law Board Authorizes Satyam to
Induct Strategic Investor,
Raise Authorized Equity Capital and
Make Preferential Allotment of equity shares
HYDERABAD, India, Feb. 19, 2009 — Satyam Computer Services Ltd. (NYSE: SAY), a leading global consulting and information technology services provider, announced today that its Board of Directors has received authorization from the Company Law Board (CLB) to increase its authorized equity, to make a preferential allotment of shares, and to induct strategic investor(s) into the company. The CLB order is attached.
“Satyam welcomes this move, which serves the interests of all its stakeholders,” said a company spokesperson.
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About Satyam
Satyam (NYSE: SAY), a leading global business and information technology services company, delivers consulting, systems integration, and outsourcing solutions to clients in numerous industries across the globe.
Satyam leverages deep industry and functional expertise, leading technology practices, and an advanced, global delivery model to help clients transform their highest-value business processes and improve their business performance. The company’s professionals excel in engineering and product development, supply chain management, client relationship management, business process quality, business intelligence, enterprise integration, and infrastructure management, among other key capabilities.
Satyam development and delivery centers in the US, Canada, Brazil, the UK, Hungary, Egypt, UAE, India, China, Malaysia, Singapore, and Australia serve numerous clients, including many Fortune 500 organizations. For more information, see www.satyam.com.

Satyam Contacts
For clarifications, write to us at: MediaRelations@Satyam.com
Or contact our PR representatives:
India	Archana Muthappa Archana_Muthappa@Satyam.com

+91-984-518-3710

Ritika Kaushik Ritika_Kaushik@Satyam.com

+91-970-326-9292

US	Jim Swords James_Swords@satyam.com

+1-703-877-2225

Europe	Sandeep Thawani Sandeep_Thawani@Satyam.com

+44-783-010-3838

Asia-Pacific	Dan Bleakman Dan@howorth.com.au

+61-439-408-484

Reshma Wad Jain Reshma@wer1.net

+65-98-140-507
Safe Harbor
This press release contains forward-looking statements within the meaning of section 27A of Securities Act of 1933, as amended, and section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained herein are subject to certain risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Satyam undertakes no duty to update any forward-looking statements. For a discussion of the risks associated with our business, please see the discussions under the heading “Risk Factors” in our report on Form 6-K concerning the quarter ended September 30, 2008, furnished to the Securities and Exchange Commission on November 7, 2008, and the other reports filed with the Securities and Exchange Commission from time to time. These filings are available at http://www.sec.gov.
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